PGIM ETF Trust

655 Broad Street

Newark, New Jersey 07102

April 9, 2021

VIA EDGAR SUBMISSION

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn: Mr. Daniel Greenspan

Re:PGIM ETF Trust Form N-1A

Post-Effective Amendment No. 18 to the Registration

Statement under the Securities Act of 1933;

Amendment No. 19 to the Registration Statement under

the Investment Company Act of 1940

Securities Act Registration No. 333-222469

Investment Company Act No. 811-23324

Dear Mr. Greenspan:

We filed through EDGAR on January 26, 2021 on behalf of PGIM ETF Trust (the “Trust” or the “Registrant”) Post-Effective Amendment No. 17 (the “Registration Statement”) to the Registrant’s Registration Statement on Form N-1A under the Securities Act of 1933, as amended (the “1933 Act”) and Amendment No. 18 under the Investment Company Act of 1940, as amended (the “1940 Act”).  The Registration Statement was filed pursuant to Rule 485(a)(2) under the 1933 Act solely for the purpose of adding the PGIM Active Aggregate Bond Fund (the “Fund”) as a new series of the Trust.

This letter is intended to respond to the comments on the Registration Statement that the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission” or “SEC”) conveyed by telephone to Diana Huffman on March 15, 2021.  For your convenience, a summary of the Staff’s comments is included herein and the Fund’s responses are keyed accordingly, as set forth below.  Any changes made in response to the Staff’s comments will be reflected in Post-Effective Amendment No. 19 (the “Amendment”) to the Registrant’s Registration Statement to be filed on or about April 12, 2021 pursuant to Rule 485(b) under the 1933 Act with effectiveness on April 12, 2021.  Capitalized terms not otherwise defined herein have the meanings given them in the Amendment. Page numbers referenced herein are those set forth in the Registration Statement.

For your convenience, your comments are presented in summary form below, in italics, and each comment is followed by our response.

General

1.	Comment

Please provide a response letter in the form of EDGAR correspondence prior to filing the Amendment. Please remove any brackets and fill in all blanks.  We remind you that company and management are responsible for the accuracy of disclosure in the Amendment not withstanding review or actions by the Staff.

Response

The Registrant hereby acknowledges that the Registrant is responsible for the adequacy and accuracy of the disclosure in the Amendment.  The Registrant confirms that all blanks and brackets have been filled out in the Amendment, and that this correspondence letter will be filed prior to filing the Amendment.

Investments, Risks and Performance

2.	Comment

Please clarify in plain English the meaning of “yield differentials” as used in the Fund’s investment strategy as follows “The Fund engages in active trading—that is, frequent trading of its securities—in order to take advantage of new investment opportunities or yield differentials.”

Response

The reference to “yield differentials” has been removed from the above-referenced sentence.

3.	Comment

With respect to the Fund’s principal risk disclosure, we note that the principal risks appear in alphabetical order.  Please consider ordering the risks to prioritize those most likely to adversely affect the Fund, its yield, net asset value and total return. After listing the most significant risks, the remaining risk factors may be alphabetized. Please see the guidance on our website, ADI 2019-08, “Improving Principal Risks Disclosure.”

Response

We respectfully decline to make this change. The sections of the Fund’s prospectus disclosing principal risks comply with Form N-1A requirements. In addition, as the principal risks are currently clearly listed in alphabetical order, we believe that investors would be cognizant of that fact and thus would not make any wrongful assumptions on the salience of the risk factors based on their current order. Further, as all of the risks listed are risks that we have determined to be principal, we think it would be inappropriate to attempt to emphasize the importance of some over others by attempting to change the order of the principal risks based on the magnitude of each risk. The magnitude of a principal risk may increase or decrease over time due to changing market conditions. As such, the order of magnitude may fluctuate during the time period that the Fund’s Prospectus is effective, potentially rendering the order chosen as of the initial effective date of the Prospectus inaccurate. Finally, absent some clear standard in Form N-1A as to how determine the importance of various principal risks, we are concerned that asking registrants to perform this exercise will lead to wide discrepancies among various similar funds throughout the industry, which will ultimately lead to investor confusion when comparing funds and attempting to make an investment decision.

4.	Comment

We note that the summary prospectus includes derivatives risk. Please either includes derivatives strategies in the summary prospectus, or remove the derivatives risk factor from the summary prospectus. To the extent derivatives strategies are included, please make sure they are tailored to the Fund’s actual strategy.

Response

In accordance with the Staff’s suggestion, the Registrant has removed derivatives risk from the summary prospectus.

MORE INFORMATION ABOUT THE FUND’S PRINCIPAL AND NON-PRINCIPAL INVESTMENT STRATEGIES, INVESTMENTS AND RISKS

Investments and Investment Strategies

5.	Comment

We note that LIBOR risk is included in the statutory prospectus but not the summary prospectus. Please consider whether LIBOR risk should be included in the summary prospectus, and if not, please explain why not.

Response

The Registrant has reviewed the disclosure in the summary prospectus and statutory prospectus and believes that the level of disclosure is appropriate in light of the Fund’s anticipated investment portfolio and has therefore not made any changes in response to this comment.

* * *

                                                Sincerely yours,

 /s/ Diana Huffman

Diana Huffman

  Vice President and Corporate Counsel